SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 06.164.253/0001-87

Company Registry (NIRE) 35.300.314.441

NOTICE TO SHAREHOLDERS

Increase of Capital Stock Approved by the Board of Directors

São Paulo, July 29, 2021 - Gol Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) ticker in B3: GOLL4, and in NYSE: GOL, the largest domestic Brazilian airline, pursuant to Article 30, item XXXII, of the Normative Ruling No. 480 issued by the Brazilian Securities and Exchange Commission, on December 7, 2009, as amended (“ICVM 480/2009”), informs its shareholders and the market in general, as required by Appendix 30-XXXII of ICVM 480/2009, regarding the Company’s capital increase, approved by the Board of Directors at a meeting held on July 28, 2021, under the limit of the authorized capital, due to the exercise of stock options by the beneficiaries of the Company’s Stock Option Plan.

A.              INCREASE OF CAPITAL STOCK BY PRIVATE SUBSCRIPTION IN THE SCOPE OF THE STOCK OPTION PLAN

I.         Date of the Shareholders’ General Meeting when the Stock Option Plan Was Approved:

The Company’s Stock Option Plan was approved during the Extraordinary Shareholders’ Meeting of the Company held on October 07th, 2020.

II.       Capital Increase Amount and New Capital Stock:

The total amount of the Company’s capital stock increase is of two million, eighty-seven thousand, nine hundred and seventy-seven reais and sixty-five cents (R$ 2.087.977,65).

Due to the aforementioned increase, the Company’s capital stock raised from four billion, one hundred and ninety-four million, nine hundred and fifty-three thousand, five hundred and sixty-one reais and eighty-two cents (R$ 4,194,953,561.82), divided in three billion, one hundred and seventy-seven million, six hundred and eleven thousand and seven hundred and thirty (3,177,611,730) shares, being two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten (2,863,682,710) of common shares, and three hundred and thirteen million, nine hundred and twenty-nine thousand and twenty (313,929,020) of preferred shares, all registered and with non-par value, to four billion, one hundred and ninety-seven million, forty-one thousand, five hundred and thirty-nine reais and forty-seven cents (R$ 4,197,041,539.47), divided into three billion, one hundred and seventy-eight million, forty-two thousand and sixty-three (3,178,042,063) shares, being two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten (2,863,682,710) of common shares, and three hundred and fourteen million, three hundred and fifty-nine thousand, three hundred and fifty-three (314,359,353) of preferred shares, all registered and with non-par value.

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III.      Number of Issued Shares Considering Each Type and Class:

Four hundred and thirty thousand, three hundred and thirty-three (430,333) new preferred shares, registered and with non-par value were issued, all with rights and prerogatives identical to the Company’s preferred shares formerly issued, including potential dividends and/or interests on capital that may happen to be distributed (“Issued Shares”).

IV.     Issue Price of the New Shares:

The average volume weighted price of the Issued Shares was four reais and eighty-five cents (R$4.85) per share, considering that the exercise prices of the shares and the number of shares vary according to the grant, being that

(a) The exercise price of three thousand, three hundred and forty (3,340) of the Issued Shares corresponded to twelve reais and eighty-one cents (R$ 12.81) per share;

b) The exercise price of three hundred thirty thousand, nine hundred thirty-eight (330,938) of the Issued Shares corresponded to two reais and sixty-two cents (R$ 2.62) per share;

c) The exercise price for sixty-six thousand, three hundred and forty-nine (66,349) of the Issued Shares was eight reais and forty-four cents (R$ 8.44) per share;

d) The exercise price of twenty-three thousand, nine hundred and eleven (23,911) of the Issued Shares was twenty reais and eighteen cents (R$20.18) per share;

e) The exercise price of three thousand, four hundred (3,400) of the Issued Shares corresponded to twenty-five reais and forty cents (R$ 25.40) per share;

f) The exercise price of two thousand, three hundred and ninety-five (2,395) of the Issued Shares was twenty reais and fifty-seven cents (R$20.57) per share.

V.       Price of Each One of the Types and Classes of Shares Issued by the Company in the Markets Where They Are Negotiated:

a)	Minimum, Medium and Maximum Price of the Last three (3) years:

	2018	2019	2020
Minimum	R$ 9,31	R$ 20,09	R$ 5,60
Medium	R$ 16,20	R$ 30,96	R$ 20,60
Maximum	R$ 25,38	R$ 44,62	R$ 39,05

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b)	Minimum, Medium and Maximum Price on Each Quarter of the Last Two (2) Years:

	1T19	2T19	3T19	4T19	1T20	2T20	3T20	4T20
Minimum	R$ 22,51	R$ 20,09	R$ 31,52	R$ 30,62	R$ 5,60	R$ 9,47	R$ 16,47	R$ 15,62
Medium	R$ 26,25	R$ 25,92	R$ 36,31	R$ 35,01	R$ 27,68	R$ 13,97	R$ 19,05	R$ 21,71
Maximum	R$ 31,70	R$ 33,04	R$ 44,62	R$ 38,89	R$ 39,05	R$ 23,99	R$ 21,95	R$ 27,94

c)	Minimum, Medium and Maximum Price on Each Month of the Last Six (6) Months:

	Jan/21	Feb/21	Mar/21	Apr/21	May/21	Jun/21
Minimum	R$ 21,72	R$ 21,50	R$ 18,83	R$ 21,64	R$ 22,78	R$ 22,84
Medium	R$ 23,56	R$ 24,15	R$ 21,29	R$ 23,15	R$ 25,21	R$ 25,51
Maximum	R$ 25,76	R$ 26,20	R$ 24,31	R$ 24,95	R$ 27,75	R$ 28,75

d)	Medium Price of the Last Ninety (90) days:

Medium	R$ 23,78

VI.     Percentage of Potential Dilution Resultant of the Issuance:

The percentage of the dilution due to the increase of capital hereby informed is of 0,108621%.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

+55 (11) 2128-4700

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer